11017595

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torrey Pines Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3570 Carmel Mountain Road, Suite 150
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Worth H. Bagley, Jr 858-259-9921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name)*

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Worth H. Bagley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torrey Pines Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
SHARON HUFFMAN
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1883910
SAN DIEGO COUNTY
MY COMM. EXP. MARCH. 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2010

TORREY PINES SECURITIES, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

I have audited the accompanying statement of financial condition of Torrey Pines Securities, Inc. (the Company) as of December 31, 2010 and related statements of income (loss), changes in shareholders' equity and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2010 and the results of its operations, shareholders' equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 5, 2011

Torrey Pines Securities, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash and equivalent		$ 101,916
Clearing broker deposit		60,000
Marketable securities		438
Commissions receivable		79,765
Prepaid expenses		1,267
Deposits		40,000
Total assets		$ 283,386

Liabilities and Shareholders' Equity

Liabilities		
Commissions payable		$ 116,177
Accrued expenses		47,540
Total Liabilities		$ 163,717
Shareholders' Equity		
Common stock, 200,000 shares authorized, 128,000 shares issued and outstanding	-	
Paid-in capital	145,000	
Retained earnings	(25,331)	$ 119,669
Total Liabilities and Shareholders' Equity		$ 283,386

The accompanying notes are an integral part of these financial statements

Torrey Pines Securities, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2010

Revenues	
Brokerage commissions	$ 1,351,708
Advisory fees	198,965
Annuities	343,650
Mutual funds income	269,304
Other income	19,441
Interest income	75,589
Total revenues	2,258,657
Direct costs	
Clearing fees	128,152
Commission expense	1,225,122
Exchange fees	4,130
Total direct costs	1,357,404
Expenses	
Auto expense	11,159
Computer and IT services	41,600
Data processing	10,400
Dues and subscriptions	4,955
Insurance	59,509
Office expense	100,853
Postage	12,183
Printing	7,107
Professional fees	34,327
Regulatory fees	67,904
Recruiting fees	10,305
Rent	96,219
Salaries and wages	431,328
Taxes - payroll	35,614
Telephone	18,356
Travel and entertainment	21,624
All others	2,187
Total expenses	965,630
Income before tax provision	(64,377)
Income tax provision	800
Net income	$ (65,177)

The accompanying notes are an integral part of these financial statements

Torrey Pines Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2010

	Common Shares	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2009	128,000	$125,000	$ 39,846	$ 164,846
Capital contribution		20,000		$ 20,000
Net income (loss)			(65,177)	(65,177)
Balance, December 31, 2010	128,000	$ 145,000	$ (25,331)	$ 119,669

The accompanying notes are an integral part of these financial statements

Torrey Pines Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2010

Cash Flows from Operating Activities:	
Net income (loss)	$ (65,177)
Changes in operating assets and liabilities:	
Clearing deposit	(10,000)
Trading account	74,326
Marketable securities	4,006
Commissions & other receivable	(25,052)
Security deposit	(27,463)
Accrued expenses	(13,587)
Commissions payable	112,721
Net cash used for operating activities	49,774
Cash Flows for Acquisition Activities:	-
Cash Flows for Investing Activities:	
Capital contribution	20,000
Cash Flow from Investing Activities	20,000
Net increase in cash	69,774
Cash - beginning of the year	32,142
Cash - end of the year	$ 101,916
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

The accompanying notes are an integral part of these financial statements

TORREY PINES SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Torrey Pines Securities, Inc. (the Company) was incorporated on January 31, 1983, under the laws of the State of California. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Agency (FINRA). The Company sells to their clients' different investments which are called products. Each product generates a commission to the Company based on the sales. The Company's principal market is the United States.

The Company entered in to an agreement in January of 2004, with National Financial Services, LLC, whereby all security transactions are cleared through National Financial Services, LLC. During 1992, Torrey Pines Securities, Inc. acquired technology to place orders on the wholesale market. These transactions are also cleared through National Financial Services, LLC. Under the terms of the agreement, all orders are executed and all customer accounts carried by National Financial Services, LLC are on a fully-disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments - Investments in securities are valued at market value.

Revenue Recognition - The Company uses the accrual basis of accounting. Accordingly, revenues from securities transactions are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. Securities transactions are recorded on a settlement date basis. The effect of events on the business is recognized as services are rendered or consumed rather then when cash is received or paid.

Investment Advisory Income – Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Equipment and Depreciation – Acquisitions of property and equipment of $500 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lease terms.

Income taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provisions or liability for Federal Income taxes are included in these financial statements.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grandfathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATIONS

Amounts receivable from clearing organizations at December 31, 2010, consist of the following:

Clearing deposit	$ 60,000
Fees and commissions receivable	47,654
	$ 107,654

NOTE 4 - INCOME TAXES

The provision for income taxes at December 31, 2010 is as follows:

State Income Tax	$800
Federal Income Tax	--
	$800

Because the Company has a net loss carryover there is no income tax except the minimum state tax of $800. At December 31, 2010 the Company had a net operating loss carry forward of approximately $503,000.

NOTE 5 - MARGIN DEBT ACCOUNT

The Company entered into an ongoing agreement in January of 2004, with National Financial Services, LLC, whereby the Company may borrow against the securities in its accounts, which secure the debt. Interest is charged monthly to the Company's account on the outstanding balance of margin debt at a variable rate. Interest for the year ending December 31, 2010 was $0.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net Capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $77,608 which was $27,608 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($163,717) to net capital was 2.11 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 8 - OPERATING LEASE COMMITMENTS

The Company leases office space under a non-cancellable operating lease expiring July 2020.

At December 31, 2010, future minimum lease payments under this agreement were as follows:

2011	$244,762
2012	252,014
2013	259,602
2014	267,660
2015	275,718
After	1,370,666
Total	$2,670,421

Rent expense for the year ending December 31, 2010 was $96,219.

NOTE 9 – CONTINGENT LIABILITIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. A few years ago a suit was brought against the Company in relation to the sale of interest in a limited liability company by a former Company representative and minority owner. The Company was not party to the sale nor did it derive any monetary benefit. It is the opinion of management and of legal counsel that the disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9 – CONTINGENT LIABILITIES (continued)

The Company was under investigation by both the U.S. Securities Exchange Commission (SEC) and the Financial Industry Regulation Authority (FINRA) for failure to supervise the branch office and the representative involved in the sale of interest in the limited liability company as noted above. The Company was fined $17,500 and is paying FINRA on an installment basis. The balance due at December 31, 2010 was $12,540.

NOTE 10 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2010 through February 5, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Torrey Pines Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2009

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 119,669
Nonallowable assets:	
Marketable securities	(438)
Other receivable	(1,267)
Deposits	(40,000)
Haircut - money market	(356)
Net Capital	$ 77,608
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	
6.67% of net aggregate indebtedness	10,920
Minimum dollar net capital required	50,000
Net Capital required (greater of above amounts)	50,000
Excess Capital	$ 27,608
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 61,236
Computation of Aggregate Indebtedness	
Total liabilities	163,717
Aggregate indebtedness to net capital	2.11

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 77,613
Variance:	
Audit adjustments primarily accrued expenses	-
Rounding	(5)
Net capital per audited report	$ 77,608

The accompanying notes are an integral part of these financial statements

TORREY PINES SECURITIES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to Torrey Pines Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii)

TORREY PINES SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to Torrey Pines Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 - Fax 323/669-0575
elizabeth@tractenberg.net

PART II

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

In planning and performing my audit of the financial statements of Torrey Pines Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 5, 2011

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Torrey Pines Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Torrey Pines Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Torrey Pines Securities, Inc.'s management is responsible for the Torrey Pines Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the copies of checks dated July 19, 2010, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Noted no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting a small difference resulting in a $27.80 additional fee due SIPC.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

SIPC Supplemental Report page 2

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 5, 2011